Exhibit (a)(xvi)

América Móvil, S.A.B. de C.V. Announces Preliminary Results of

Tender Offers for Teléfonos de México, S.A.B. de C.V.

Mexico City, Mexico, November 14, 2011 América Móvil, S.A.B. de C.V. (“América Móvil”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL) today announced the preliminary results of its tender offers for all of the outstanding shares of capital stock (including those shares that are represented by American Depositary Shares (“ADSs”)) of all classes of Teléfonos de México, S.A.B. de C.V. (“Telmex”) that are not already owned, directly or indirectly, by América Móvil. The tender offer expired at 4:00 p.m., Mexico City time (5:00 p.m., New York City time) on November 11, 2011.

Based on a preliminary count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa and the tender agent, The Bank of New York Mellon, the following securities were tendered (including shares represented by ADSs): 1,839,595,082 Telmex AA Shares, 56,597,991 Telmex A Shares and 4,022,503,337 Telmex L Shares.

All shares and ADSs that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer and applicable law. As a result of the tender offer, América Móvil owns approximately 92.79% of Telmex’s outstanding shares.

Based upon these preliminary results, América Móvil expects to pay approximately Ps. 62,146,312,305 (equivalent to approximately U.S. $4,582,317,936, based on the exchange rate on November 10, 2011) to tendering shareholders of Telmex.

The tenders reported above do not include 529,580 Telmex A Shares and 32,093,900 Telmex L Shares that were tendered in ADS form by notice of guaranteed delivery. Stockholders who tendered their Telmex A ADSs and Telmex L ADSs by means of a notice of guaranteed delivery before expiration of the offer must deliver the related shares to the tender agent by 5:00 p.m., New York City time, on Wednesday, November 16, 2011.

América Móvil will announce the final offer results as promptly as practicable.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. As of September 30, 2011, it had 241.5 million wireless subscribers and 56.4 million fixed revenue generating units in the Americas.

Important Additional Information for the U.S. Offer

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. In connection with the tender offer for shares of Telmex, América Móvil filed a combined Schedule 13E-3 and Schedule TO (the “Combined Schedule TO”) with the Securities and Exchange Commission (“SEC”) on October 11, 2011, as amended, and Telmex filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on October 11, 2011. Additional copies of the materials for the tender offer may be obtained for free at the SEC’s website at www.sec.gov or from D.F. King & Co., Inc. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer. Investors and security holders are urged to carefully read the Combined Schedule TO and its exhibits and the other related tender offer materials, as they may be amended from time to time, before any decision is made with respect to the offer because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.